                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          PROACTIVE TECHNOLOGIES, INC.
                          ----------------------------
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE, $0.04 PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  74266K307
                                --------------
                                (CUSIP NUMBER)


                                 JAMES H. DAHL
                      1200 RIVERPLACE BOULEVARD, SUITE 902
                          JACKSONVILLE, FLORIDA  32207
                                 (904) 393-9020
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)


                               NOVEMBER 22, 1996
                      ------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)



If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
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CUSIP No. 74266K307

--------------------------------------------------------------------------------

         1) NAMES OF REPORTING PERSONS / S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS JAMES H. DAHL / ###-##-####
                                   --------------------------------------------

--------------------------------------------------------------------------------

         2)      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
                 INSTRUCTIONS)

                 (A)
                      ---------------------------------------------------------
                 (B)       X
                      ---------------------------------------------------------
--------------------------------------------------------------------------------
         3)      SEC USE ONLY
                              --------------------------------------------------


--------------------------------------------------------------------------------

         4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)   OO
                                                      -------------------------
--------------------------------------------------------------------------------
         5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       ----------------------------------------
--------------------------------------------------------------------------------

         6)      CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.
                                                       ------------------------
--------------------------------------------------------------------------------

NUMBER OF        7)       SOLE VOTING POWER           -0-
SHARES BENE-                                      ------------------------------
FICIALLY
OWNED BY         8)       SHARED VOTING POWER         -0-
EACH REPORT-                                      ------------------------------
ING PERSON
WITH             9)       SOLE DISPOSITIVE POWER      -0-
                                                  ------------------------------

                 10)      SHARED DISPOSITIVE POWER    -0-
                                                  ------------------------------
--------------------------------------------------------------------------------

         11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON       -0-
                        -------------------------------------------------------

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CUSIP No. 742266K307
--------------------------------------------------------------------------------
         12) CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                    ---------------------------------------
--------------------------------------------------------------------------------
         13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.0%
                 --------------------------------------------------
--------------------------------------------------------------------------------
         14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)    IN
                                                               ---------------
--------------------------------------------------------------------------------

CUSIP NO. 74266K307

--------------------------------------------------------------------------------
         1) NAMES OF REPORTING PERSONS / S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ROCK CREEK PARTNERS, LTD. / 59-318-7964
                                   ----------------------------------------
--------------------------------------------------------------------------------

         2)      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
                 INSTRUCTIONS)

                 (A)
                      ---------------------------------------------------------
                 (B)        X
                      ---------------------------------------------------------

--------------------------------------------------------------------------------
         3)      SEC USE ONLY
                              --------------------------------------------------

--------------------------------------------------------------------------------

         4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)   OO
                                                      -------------------------

--------------------------------------------------------------------------------
         5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       ----------------------------------------
--------------------------------------------------------------------------------
         6)      CITIZENSHIP OR PLACE OF ORGANIZATION  FLORIDA
                                                       -------------------------

--------------------------------------------------------------------------------

NUMBER OF        7)       SOLE VOTING POWER           -0-
SHARES BENE-                                      -----------------------------
FICIALLY
OWNED BY         8)       SHARED VOTING POWER         -0-
EACH REPORT-                                      -----------------------------
ING PERSON
WITH             9)       SOLE DISPOSITIVE POWER      -0-
                                                  -----------------------------

                 10)      SHARED DISPOSITIVE POWER    -0-
                                                  -----------------------------
--------------------------------------------------------------------------------
         11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON   -0-
                          -----------------------------------------------------

         CUSIP NO. 742266K307

--------------------------------------------------------------------------------
         12) CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                     ------------------------------------
--------------------------------------------------------------------------------
         13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.0%
                 --------
--------------------------------------------------------------------------------

         14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)      PN
                                                               ------------

--------------------------------------------------------------------------------




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
         This Amendment No. 1 amends as set forth herein the Statement on
Schedule 13D dated September 25, 1996 of James H. Dahl and Rock Creek Partners, Ltd. ("Rock Creek") (collectively, the "Reporting Persons") with respect to the common stock, par value $0.04 per share ("Common Stock"), issued by Proactive Technologies, Inc. (the "Issuer").



ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding the following paragraph:

         "On November 22, 1996, the QuinStone Exchange Agreement and the Killearn Purchase Agreement and the transactions effected pursuant thereto were rescinded. See "Item 5. Interest in Securities of the Issuer."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         "Mr. Dahl and Rock Creek beneficially own no shares of Common Stock."

         "On September 19, 1996, pursuant to the QuinStone Exchange Agreement, Mr. Dahl and Rock Creek each acquired 375,000 shares Common Stock of the Issuer in exchange for 1,642 shares each (the "QuinStone Shares") of Voting Common Stock of QuinStone Industries, Inc. Pursuant to a Recision Agreement dated November 22, 1996 (the "QuinStone Recision Agreement"), the QuinStone Exchange Agreement was rescinded on that date, the 750,000 shares of Common Stock previously issued under the QuinStone Exchange Agreement were authorized to be cancelled, and the QuinStone Shares were re-transferred to Mr. Dahl and Rock Creek."

         "On August 7, 1996, pursuant to the Killearn Purchase Agreement, Mr. Dahl acquired 139,600 shares of Common Stock directly, Mr. Dahl and his spouse acquired 80,000 shares of Common Stock jointly, and Rock Creek acquired 107,200 shares of Common Stock in exchange for an aggregate of 81,700 shares of Killearn. Pursuant to a Recision Agreement dated November 22, 1996 (the "Killearn Recision Agreement"), the Killearn Purchase Agreement was rescinded on that date, the 326,800 shares of Common Stock previously issued under the Killearn Purchase Agreement were authorized to be cancelled, and the 81,700 shares of Killearn were authorized to be re-transferred to Mr. Dahl and Rock Creek."





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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following paragraph:

         "Reference is made to the QuinStone Recision Agreement and the Killearn Recision Agreement included herein as Exhibits F and G, respectively, for information concerning the terms thereof."

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following are added as exhibits hereto:

         Exhibit F        -       Recision Agreement, dated November 22, 1996,
                                  entered into between James H. Dahl, Rock
                                  Creek Partners, Ltd., and Issuer.

         Exhibit G        -       Recision Agreement, dated November 22, 1996,
                                  entered into between James H. Dahl,
                                  Georgia P. Dahl, Rock Creek Partners, Ltd., and Issuer.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 26, 1996



                                        /s/ JAMES H. DAHL
                                        -------------------------------------
                                            JAMES H. DAHL




                                        ROCK CREEK PARTNERS, LTD.



                                        By:   /s/ James H. Dahl
                                              -------------------------------
                                                  James H. Dahl
                                                Managing General Partner










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